



09057356

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 Park Avenue
(No. and Street)

New York, NY 10017-2070
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Collins (212) 272-1562
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

For exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ...ported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James M. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Securities Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2012

[signature]
Signature

Managing Director
Title

[signature] 2/26/09
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) **Statement of Cash Flows**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P. Morgan Securities Inc. and Subsidiaries

(A wholly owned subsidiary of JPMorgan Chase & Co.)

Consolidated Statement of Financial Condition

December 31, 2008

J.P. Morgan Securities Inc. and Subsidiaries
(A wholly owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2008

Page(s)



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder
of J.P. Morgan Securities Inc. and Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of J.P. Morgan Securities Inc. and Subsidiaries (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2009

J.P. Morgan Securities Inc. and Subsidiaries

(A wholly owned subsidiary of JPMorgan Chase & Co.)

Consolidated Statement of Financial Condition

(Dollars in thousands)

December 31, 2008

Assets	
Cash	$ 980,413
Cash and securities segregated under federal and other regulations	14,347,266
Receivable from brokers, dealers and clearing organizations	5,804,126
Receivable from customers	15,627,757
Receivable from noncustomer	419,490
Securities purchased under resale agreements (included $890,169 at fair value at December 31, 2008)	149,369,654
Securities borrowed	86,734,738
Securities received as collateral	7,304,324
Financial instruments owned	63,939,430
Financial instruments owned, pledged to counterparties	39,660,043
Accrued interest receivable	900,799
Fixed assets (net of accumulated depreciation and amortization of $185,505)	61,166
Goodwill	1,250,601
Other assets (included $11,144,113 at fair value at December 31, 2008)	13,144,950
Total assets	$ 399,544,757
Liabilities and stockholder's equity	
Borrowings (included $11,062,514 at fair value at December 31, 2008)	$ 55,587,000
Securities sold under repurchase agreements (included $24,600 at fair value at December 31, 2008)	194,431,501
Securities lent	4,926,064
Obligation to return securities received as collateral	7,304,324
Payable to brokers, dealers and clearing organizations	6,564,972
Payable to customers	83,140,610
Financial instruments sold, not yet purchased	19,669,688
Accrued interest payable	495,847
Other liabilities and accrued expenses (included $63,295 at fair value at December 31, 2008)	8,473,280
Subordinated liabilities	14,530,000
Total liabilities	395,123,286
Commitments and contingencies (Note 13)	
Stockholder's equity	4,421,471
Total liabilities and stockholder's equity	$ 399,544,757

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition

1. Organization

The Consolidated Statement of Financial Condition includes the accounts of J.P. Morgan Securities Inc. and its subsidiaries (collectively the "Company"), which includes J.P. Morgan Clearing Corp. ("Clearing Corp."). The Company is a wholly owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"). All material intercompany transactions and balances have been eliminated in consolidation. For purposes of this report, an "affiliate" is defined as JPMorgan Chase or a direct or indirect subsidiary of JPMorgan Chase. The Company is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC") and futures commission merchant with the Commodities Futures Trading Commission ("CFTC"). It is also a member of the New York Stock Exchange ("NYSE") and other exchanges.

Nature of Business
The Company acts as a primary dealer in U.S. government securities; makes markets in money market instruments and U.S. government agency securities; underwrites and trades corporate debt and asset-backed securities, municipal bonds and notes, common and preferred stock, and convertible bond offerings; advises clients on business strategies, capital structures and financial strategies; and structures derivative transactions to meet client needs. The Company also enters into repurchase and resale agreements, including matched-book transactions, and securities borrowed and loaned transactions to finance securities activities.

The Company, through Clearing Corp., provides securities and futures clearing, customer financing, securities lending and related services. Additionally, Clearing Corp. acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, and (ii) the proprietary trading accounts of hedge funds, brokers and dealers and other professional trading firms (collectively "clearing clients"). Clearing Corp. also acts as a carrying and clearing broker for customer and certain proprietary activities of its affiliates, including J.P. Morgan Securities Inc., on either a fully disclosed or omnibus basis.

Merger with The Bear Stearns Companies Inc.
Effective May 30, 2008, BSC Merger Corporation, a wholly owned subsidiary of JPMorgan Chase, merged with The Bear Stearns Companies Inc. ("Bear Stearns") pursuant to the Agreement and Plan of Merger, dated as of March 16, 2008, as amended March 24, 2008 (the "Merger"), and Bear Stearns became a wholly owned subsidiary of JPMorgan Chase. The Merger was accounted for under the purchase method of accounting, which requires that the assets and liabilities of Bear Stearns be fair valued. The total purchase price to complete the Merger was $1.5 billion. The computation of the purchase price and the allocation of the purchase price to the net assets of Bear Stearns resulted in a pushdown of $537.4 million of the total goodwill resulting from the Merger to the Company. Additional information regarding the Merger is provided in Note 2 of JPMorgan Chase's Annual Report on Form 10-K for the year ended December 31, 2008 ("JPMorgan Chase's 2008 Annual Report").

On October 1, 2008, J.P. Morgan Securities Inc. merged with and into Bear, Stearns & Co. Inc., a former U.S. broker-dealer subsidiary of Bear Stearns, and the surviving entity in the merger changed its name to J.P. Morgan Securities Inc. The merged entity is a direct subsidiary of JPMorgan Chase. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", the merger of J.P. Morgan Securities Inc. and Bear, Stearns & Co. Inc. was accounted for as a change in the reporting entity, using the fair values of the assets and liabilities that were "pushed down" as a result of the Merger, and reflected retroactive to May 30, 2008, the date both entities came under the common control of JPMorgan Chase. Additionally, on

October 1, 2008, Bear, Stearns Securities Corp. (a former subsidiary of Bear, Stearns & Co. Inc.) changed its name to J.P. Morgan Clearing Corp.

Condensed statement of net assets acquired
The following reflects the value assigned to net assets of Bear, Stearns & Co. Inc. and its subsidiaries as of May 30, 2008.

(in millions)		May 30, 2008
Assets		
Cash	$	991
Cash & securities segregated under federal and other regulations		4,701
Receivable from brokers, dealers and clearing organizations		463
Receivable from customers		26,046
Securities purchased under resale agreements		9,882
Securities borrowed		56,696
Securities received as collateral		9,384
Financial instruments owned		43,149
Accrued interest receivable		222
Goodwill		537
Other assets		6,240
Total assets	$	158,311
Liabilities		
Borrowings	$	10,231
Securities sold under repurchase agreements		37,037
Securities lent		11,815
Obligation to return securities received as collateral		9,384
Payable to brokers, dealers and clearing organizations		224
Payable to customers		49,054
Financial instruments sold, not yet purchased		11,435
Accrued interest payable		387
Other liabilities and accrued expenses		17,990
Subordinated liabilities		7,780
Total liabilities	$	155,337
Net assets acquired	$	2,974

2. Significant Accounting Policies

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

(a) Accounting Developments

Derivatives netting – amendment of FASB Interpretation No. 39
("Offsetting of Amounts Related to Certain Contracts – an interpretation of APB Opinion No. 10 and FASB Statement No. 105.")
In April 2007, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") FIN 39-1, which permits offsetting of cash collateral receivables or payables with net derivative positions under certain circumstances. The Company adopted FSP FIN 39-1 effective January 1, 2008. The FSP did not have a material impact on the Company's Consolidated Statement of Financial Condition.

Accounting for income tax benefits of dividends on share-based payment awards – EITF 06-11
In June 2007, the FASB ratified Emerging Issues Task Force ("EITF") 06-11, which must be applied prospectively for dividends declared in fiscal years beginning after December 15, 2007. EITF 06-11 requires that realized tax benefits from dividends or dividend equivalents paid on equity-classified share-based payment awards that are charged to retained earnings be recorded as an increase to capital surplus and included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. Prior to the issuance of EITF 06-11, the Company did not include these tax benefits as part of this pool of excess tax benefits. The Company adopted EITF 06-11 on January 1, 2008. The adoption of this consensus did not have an impact on the Company's Consolidated Statement of Financial Condition.

Business combinations/noncontrolling interests in consolidated financial statements
In December 2007, the FASB issued SFAS No. 141R "Business Combinations" ("SFAS 141R") and SFAS No. 160 "Noncontrolling interests in consolidated financial statements – an amendment of ARB No. 51" ("SFAS 160"), which amend the accounting and reporting of business combinations, as well as noncontrolling (i.e., minority) interests. For the Company, SFAS 141R is effective for business combinations that close on or after January 1, 2009. SFAS 160 is effective for the Company for fiscal years beginning on or after December 15, 2008.

SFAS 141R will generally only impact the accounting for future business combinations and will impact certain aspects of business combination accounting such as transaction costs and certain merger related restructuring reserves. One exception to the prospective application of SFAS 141R relates to accounting for income taxes associated with business combinations that closed prior to January 1, 2009. Once the purchase accounting measurement period closes for these acquisitions, any further adjustments to income taxes recorded as part of these business combinations will impact income tax expense. Previously, further adjustments were predominately recorded as adjustments to Goodwill. The Company will continue to evaluate the impact that SFAS 141R will have on its consolidated financial statements.

SFAS 160 requires that noncontrolling interests be accounted for and presented as equity, rather than as a liability or mezzanine equity. SFAS 160 presentation and disclosure requirements are to be applied retrospectively. The adoption of this pronouncement is not expected to have a material impact on the Company's Consolidated Statement of Financial Condition.

Accounting for transfers of financial assets and repurchase financing transactions - FSP FAS 140-3
In February 2008, the FASB issued FSP FAS 140-3, which requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer to be evaluated together as a linked transaction under SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125" ("SFAS 140"), unless certain criteria are met. The Company adopted FSP FAS 140-3 on January 1, 2009 for new transactions entered into after the date of adoption. The adoption of FSP FAS 140-3 is not expected to have a material impact on the Consolidated Statement of Financial Condition.

Disclosures about derivative instruments and hedging activities – SFAS Statement No. 161 ("SFAS 161")

In March 2008, the FASB issued SFAS 161, which amends the disclosure requirements of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS 161 requires increased disclosures about derivative instruments and hedging activities and their effects on an entity's financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. SFAS 161 will only affect the Company's disclosures of derivative instruments and related hedging activities, and not its financial position, financial performance or cash flows.

Disclosure about credit derivatives and certain guarantees
In September 2008, the FASB issued FSP No. FAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161." The FSP requires enhanced disclosures about credit derivatives and guarantees to address the potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of the sellers of these instruments. The FSP is effective for reporting periods ending after November 15, 2008, with earlier application permitted. The implementation of FSP FAS 133-1 and FIN 45-4 did not have a material impact on the Company's Consolidated Statement of Financial Condition, and as such no additional disclosures were deemed necessary at December 31, 2008.

Determining the fair value of an asset when the market for that asset is not active
In October 2008, the FASB issued FSP No. FAS 157-3, which clarifies the application of SFAS 157 "Fair Value Measurement" ("SFAS 157") in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The FSP was effective upon issuance, including prior periods for which financial statements have not been issued. The application of this FSP did not have an impact on the Company's Consolidated Statement of Financial Condition.

Accounting for transfers of financial assets and consolidation of variable interest entities
The FASB has been deliberating certain amendments to both SFAS 140 and FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51" ("FIN 46R") that may impact the accounting for transactions that involve qualifying special purpose entities ("QSPEs") and variable interest entities ("VIEs"). Among other things, the FASB is proposing to (1) eliminate the concept of QSPEs from both SFAS 140 and FIN 46R; (2) make key changes to the consolidation model of FIN 46R that will change the method of determining which party to a VIE should consolidate the VIE; and (3) reconsider the party that consolidates the VIE on a quarterly basis. An exposure draft of the proposed amendments was issued for public comment in the third quarter of 2008 with an expected effective date in January 2010. The public comment period on the exposure draft ended on November 14, 2008. A final standard is expected to be issued in the second quarter of 2009 with effective date in January 2010. The adoption of these amendments is not expected to have a material impact on the Consolidated Statement of Financial Condition.

(b) Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

(c) Cash and Securities Segregated in Compliance with Regulations
The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and securities to satisfy rules regarding the protection of customer assets. As of December 31, 2008, J.P. Morgan Securities Inc. was not required to segregate any

cash or securities in accordance with SEC Rule 15c3-3. However, Clearing Corp. had $14.3 billion of cash and securities segregated to be in compliance with regulations.

(d) Repurchase and Resale Agreements

Securities sold under repurchase agreements ("repurchase agreements") and securities purchased under resale agreements ("resale agreements") are generally treated as collateralized financing transactions and are carried on the consolidated financial statement at the amounts the securities will be subsequently sold or repurchased, plus accrued interest. Pursuant to the adoption of SFAS No. 159 "Fair Value Option" ("SFAS 159"), the Company elected fair value measurement for certain resale and repurchase agreements. For further discussion of SFAS 159, see Note 4 of this consolidated financial statement. These agreements continue to be reported within Securities purchased under resale agreements and Securities sold under repurchase agreements on the consolidated financial statement. Where appropriate, resale and repurchase agreements with the same counterparty are reported on a net basis in accordance with FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements." The Company takes possession of securities purchased under resale agreements. On a daily basis, the Company monitors the market value of the underlying collateral received from its counterparties, consisting primarily of U.S. government and agency securities, and requests additional collateral when necessary.

(e) Securities Borrowed and Securities Lent

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received. The Company monitors the market value of the securities borrowed and lent on a daily basis and calls for additional collateral when appropriate. Certain securities are borrowed against securities collateral and per SFAS 140 "Accounting for Transfers and Servicing of Financial Asset and Extinguishment of Liabilities," the borrower is not required to record the transactions on its balance sheet.

(f) Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased are accounted for at fair value in accordance with SFAS 157. For information related to the Company's valuation methodologies under SFAS 157, see Note 3 of this consolidated financial statement.

Financial instruments, including both cash instruments and derivatives, are used to manage market risk, facilitate customer transactions, engage in proprietary transactions, and meet financing objectives.

(g) Securities Transactions

Principal securities transactions in regular way trades are recorded on the financial statement on the trade date, the date on which an agreement is executed to purchase or sell a security. Principal securities transactions in nonregular way trades are recorded on the financial statement on settlement date, the date agreed upon by parties to a transaction for the payment of funds and delivery of securities to take place with changes in value recorded on the financial statement between trade and settlement date. Other liabilities and accrued expenses included approximately $671 million of net unsettled principal trades.

(h) Customer Transactions

Customer securities transactions are recorded on the Consolidated Statement of Financial Condition on a settlement date basis, which is generally three business days after trade date. Securities owned by customers, including those that collateralize margin or other similar

transactions, are not reflected in the accompanying Consolidated Statement of Financial Condition.

(i) **Fixed Assets and Capitalized Software**
Fixed assets are carried at cost less accumulated depreciation and amortization. The Company computes depreciation using the straight-line method over the estimated useful life of an asset, which is 3 to 10 years. The Company capitalizes certain costs associated with the acquisition or development of internal-use software under Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Once the software is ready for its intended use, the Company amortizes these costs on a straight-line basis over the software's expected useful life, which is generally 3 years, and reviews for impairment on an ongoing basis.

(j) **Goodwill**
The Company applies the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" under which goodwill is not amortized. Instead it is tested for impairment annually or when an event or circumstance occurs that may signify impairment. The Company has concluded that there was no impairment to goodwill at December 31, 2008, nor was any goodwill written off during 2008.

(k) **Variable Interest Entities**
FIN 46R provides consolidation guidance for VIEs. Under FIN 46R, a VIE is defined as an entity that: (1) lacks enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; (2) has equity owners that lack the right to make significant decisions affecting the entity's operations; and/or (3) has equity owners that do not have an obligation to absorb the entity's losses or the right to receive the entity's returns.

FIN 46R requires a variable interest holder (i.e., a counterparty to a VIE) to consolidate the VIE if that party will absorb a majority of the expected losses of the VIE, receive the majority of the expected residual returns of the VIE, or both. This party is considered the primary beneficiary. In making this determination, the Company thoroughly evaluates the VIE's design, capital structure and relationships among variable interest holders. When the primary beneficiary cannot be identified through a qualitative analysis, the Company performs a quantitative analysis, which computes and allocates expected losses or residual returns to variable interest holders. The allocation of expected cash flows in this analysis is based upon the relative contractual rights and preferences of each interest holder in the VIE's capital structure. The Company reconsiders whether it is the primary beneficiary of a VIE when certain events occur as required by FIN 46R.

At December 31, 2008, the Company consolidated VIEs with total assets of $142 million. The Company had no other significant variable interests under FIN 46R.

(l) **Income Taxes**
The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to an informal tax sharing arrangement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company uses the asset and liability method required by SFAS 109 "Accounting for Income Taxes" to provide for income taxes on all transactions recorded in the consolidated financial statement. State and

local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the consolidated JPMorgan Chase entity.

The informal tax sharing arrangement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current and deferred tax assets or liabilities.

(m) Foreign Currency Translation
The Company revalues assets and liabilities denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates.

3. Fair Value Measurement of Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased at December 31, 2008, which are recorded at fair value, were as follows (dollars in thousands):

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
U.S. government, agency, sponsored enterprise and non-U.S. government	$ 72,724,866	$ 10,781,114
Equity securities	7,043,108	1,525,080
Mortgage-backed and asset-backed securities	6,129,486	2,068,511
Corporate debt securities	5,398,025	1,923,970
Certificates of deposit, bankers' acceptances and commercial paper	5,107,809	-
State and municipal obligations	4,423,599	47,020
Derivative contracts	2,772,580	3,323,993
Less – Financial instruments owned, pledged to counterparties	(39,660,043)	-
	$ 63,939,430	$ 19,669,688

As of December 31, 2008, financial instruments owned included corporate debt, commercial paper, municipal and structured notes obligations issued by JPMorgan Chase and its affiliates of $936 million. Financial instruments sold, not yet purchased included corporate debt obligations issued by JPMorgan Chase and its affiliates of $126 million.

Included in financial instruments owned are the following amounts representing assets pledged to counterparties under repurchase transactions, where the agreement gives the counterparty the right to sell or repledge the underlying assets (dollars in thousands):

	Amounts Pledged to Counterparties
U.S. government and agency securities	$34,574,794
Mortgage-backed and asset-backed securities	1,883,519
Corporate debt securities	3,201,730
	$ 39,660,043

Determination of Fair Value
The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value. Such valuation methodologies were applied to all of the assets and liabilities carried at fair value, whether as a result of the adoption of SFAS 159 or previously carried at fair value.

The Company has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use as inputs, market-based or independently-sourced market parameters, including but not limited to yield curves, interest rates, volatilities and equity or debt prices. Valuation adjustments, such as liquidity valuation adjustments, may be made to ensure that financial instruments are recorded at fair value.

Liquidity valuation adjustments are necessary when the Company may not be able to observe a recent market price for a financial instrument that trades in inactive (or less active) markets or to reflect the cost of exiting larger-than-normal market-size risk positions (liquidity adjustments are not taken for positions classified within level 1 of the fair value hierarchy). The Company tries to ascertain the amount of uncertainty in the initial valuation based upon the degree of liquidity of the market in which the financial instrument trades and makes liquidity adjustments to the carrying value of the financial instrument. The Company measures the liquidity adjustment based upon the following factors: (1) the amount of time since the last relevant pricing point; (2) whether there was an actual trade or relevant external quote; and (3) the volatility of the principal component of the financial instrument. Costs to exit larger-than-normal market-size risk positions are determined based upon the size of the adverse market move that is likely to occur during the extended period required to bring a position down to a nonconcentrated level.

The Company has numerous controls in place to ensure that its fair valuations are appropriate. An independent model review group reviews the Company's valuation models and approves them for use with specific products. All valuation models within the Company are subject to this review process. A price verification group, independent from the risk taking function, ensures observable prices and parameters are used for valuation wherever possible. For those products with material parameter risk for which observable market levels do not exist, an independent review of the assumptions made on pricing is performed. Additional review includes deconstruction of the model valuations for certain structured instruments into their components and benchmarking valuations, where possible, to similar products; validating valuation estimates through actual cash settlement; and detailed review and explanation of recorded gains and losses, which are analyzed daily and over time. Valuation adjustments, which are also determined by the independent price verification group, are based upon established policies and are applied consistently over time. Any changes to the valuation methodology are reviewed by management to confirm the changes are justified. As markets and products develop and the pricing for certain products becomes more or less transparent, the Company continues to refine its valuation methodologies.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its

valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy
SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Resale and Repurchase agreements
To estimate the fair value of resale and repurchase agreements, cash flows are evaluated taking into consideration any derivative features of the resale and repurchase agreement and are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, such resale and repurchase agreements are generally classified within level 2 of the valuation hierarchy.

Securities
Where quoted prices are available in an active market, securities are classified in level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, mortgage products for which there are quoted prices in active markets (such as U.S. government agency or U.S. government-sponsored enterprise pass-through mortgage-backed securities) and exchange-traded equities. If quoted market prices are not available for the specific security, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Firm may also use pricing models or discounted cash flows. Securities within this category are classified as level 2 and primarily include certain government agency securities, money market instruments, corporate debt, state and municipal securities and mortgage and asset-backed securities. In cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy. Securities classified within level 3 primarily include certain mortgage-backed, asset-backed and auction rate securities.

Derivatives
Exchange-traded derivatives valued using quoted prices are classified within level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of the Company's derivative positions are valued using internally developed models that use as their basis readily observable market parameters and are classified within level 2 of the valuation

hierarchy. Such derivatives include basic interest rate swaps and options and credit default swaps. Derivatives that are valued based upon models with significant unobservable market parameters and that are normally traded less actively, have trade activity that is one way, and/or are traded in less-developed markets are classified within level 3 of the valuation hierarchy.

Other Assets and Borrowings
The fair value of asset-backed commercial paper ("ABCP") investments of $11.1 billion purchased under the Federal Reserve's Asset-Backed Commercial Paper Money Market Mutual Fund Liquidity Facility ("AMLF") for U.S. money market mutual funds is determined based on quoted prices available in an active market and are classified in level 2 of the valuation hierarchy. These ABCP were recorded in Other Assets. The Company obtained a nonrecourse advance of $11.1 billion from the Federal Reserve Bank of Boston ("FRBB") to purchase the ABCP. This advance was recorded in Borrowings, fair valued based upon readily observable market pricing information, and classified within level 2 of the valuation hierarchy.

Other assets also included equity investments of $40 million in entities where the Company has the ability to exercise significant influence over the operating and financial policies of the investee company. Observable quoted market prices are not available, and the fair values are estimated by using pricing models, where not all of the inputs to the valuation have market prices. These equity investments are classified within level 3 of the valuation hierarchy.

Beneficial interests issued by consolidated VIEs
The fair value of beneficial interests issued by consolidated VIEs (beneficial interests) is estimated based upon the fair value of the underlying assets held by the VIEs. The valuation of beneficial interests does not include an adjustment to reflect the credit quality of the Company as the holders of these beneficial interests do not have recourse to the general credit of the Company. As the inputs into the valuation are generally based upon readily observable pricing information, the beneficial interests issued by consolidated VIEs are classified within level 2 of the valuation hierarchy. Beneficial interests carried at fair value of $63 million are included in Other liabilities and accrued expenses.

The following table presents the financial instruments carried at fair value as of December 31, 2008, by caption on the Consolidated Statement of Financial Condition and by SFAS 157 valuation hierarchy (as described above).

Assets and liabilities measured at fair value on a recurring basis

December 31, 2008 (in millions)	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)	Total carrying value in the balance sheet
Securities purchased under resale agreements	$ -	$ 890	$ -	$ 890
Financial instruments owned including pledged to counterparties:				
U.S. government, agency, sponsored enterprise and non-U.S. government	66,160	6,384	180	72,724
Equity securities	6,671	15	357	7,043
Mortgage and asset-backed securities	-	1,555	4,575	6,130
Corporate debt and other	-	4,881	517	5,398
CD, bankers' acceptances and commercial paper	-	5,108	-	5,108
State and municipal securities	-	2,401	2,022	4,423
Total debt and equity instruments	72,831	20,344	7,651	100,826
Derivative receivables	1,912	853	8	2,773
Total Financial instruments owned	74,743	21,197	7,659	103,599
Other assets	-	11,099	45	11,144
Total assets at fair value	$ 74,743	$ 33,186	$ 7,704	$ 115,633
Securities sold under repurchase agreements	$ -	$ 25	$ -	$ 25
Financial instruments sold, not yet purchased:				
Debt and equity instruments	13,280	3,065	1	16,346
Derivative payables	2,419	905	-	3,324
Total Financial instruments sold	15,699	3,970	1	19,670
Borrowings	-	11,063	-	11,063
Other liabilities and accrued expenses	-	63	-	63
Total liabilities at fair value	$ 15,699	$ 15,121	$ 1	$ 30,821

Financial disclosures required by SFAS 107 "Disclosures about Fair Value of Financial Instruments"
SFAS 107 requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and due from banks, securities purchased under resale agreements with short-dated maturities, securities borrowed, short-term receivables and accrued interest receivable, commercial paper, securities sold under repurchase agreements with short-dated maturities, other borrowed funds, accounts payable and accrued liabilities.

4. Fair Value Option

SFAS 159 provides an option to elect fair value as an alternative measurement for selected financial assets and financial liabilities, not previously carried at fair value.

Elections
The following is a discussion of the primary financial instruments for which fair value elections were made and the basis for those elections:

Resale and Repurchase agreements
The Company elected to record at fair value resale and repurchase agreements with an embedded derivative or a maturity greater than one year. The intent of this election was to mitigate volatility due to the differences in the measurement basis for the agreements (which were previously accounted for on an accrual basis) and the associated risk management arrangements (which are accounted for on a fair value basis). An election was not made for short-term agreements as the carrying value for such agreements generally approximates fair value. There were resale agreements of $890 million and repurchase agreements of $25 million elected for fair value outstanding as of December 31, 2008.

Other
In the third quarter of 2008, the Company elected fair value option for both the ABCP investments purchased under the Federal Reserve's AMLF for U.S. money market mutual funds, and the related nonrecourse advance from the FRBB. At December 31, 2008, ABCP investments of $11.1 billion were recorded in Other assets; the corresponding nonrecourse liability to the FRBB in the same amount was recorded in Borrowings. For further discussion, see Note 22 of JPMorgan Chase's 2008 Annual Report.

5. Income Taxes

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" on January 1, 2007 with no material impact on the financial statement.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2008.

Unrecognized tax benefits **Year ended December 31, 2008 (in millions)**	
Balance at January 1, 2008	**$0**
Increases based on tax positions related to the current period	**$0**
Decreases based on tax positions related to the current period	**$0**
Increases associated with the Bear Stearns merger	**$565**
Increases based on tax positions related to prior periods	**$0**
Decreases based on tax positions related to prior periods	**($114)**
Decreases related to settlements with taxing authorities	**($137)**
Balance at December 31, 2008	**$314**

At December 31, 2008, the Company's unrecognized tax benefits, excluding related interest expense and penalties, were $314 million, of which $217 million, if recognized, would reduce the annual effective tax rate.

Included in accounts payable and other liabilities at December 31, 2008, in addition to the Company's liability for unrecognized tax benefits, was $170 million for income tax-related interest and no penalties.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates, including U.S. federal, state and non-U.S. jurisdictions. Per the Company's informal tax sharing agreement with JPMorgan Chase all tax payments and refunds as a result of tax audits will be assumed by its parent, JPMorgan Chase.

At December 31, 2008, the Company had an income tax payable to JPMorgan Chase of $766 million included in Other liabilities and accrued expenses.

6. Borrowings

Borrowings as at December 31, 2008 were as follows (dollars in millions):

	Unsecured	**Secured**	**Total**
Bank Loans	$ 568	$ 100	$ 668
Notes Payable / Affiliate Borrowings	43,765	-	43,765
Draft Payable	91	-	91
Nonrecourse Advances - FRBB	-	11,063	11,063
	$ 44,424	$ 11,163	$ 55,587

The Bank loans payable at December 31, 2008 included secured and unsecured loans of $220 million with unaffiliated parties and $448 million with affiliates. Collateral with a market value of $150 million was pledged to secure the collateralized loans. These bank loans are short-term obligations which bear interest based on the federal funds rate.

At December 31, 2008, the Company had unsecured short-term notes payable to unaffiliated parties of $70 million. Notes payable / Affiliate borrowings also included unsecured short-term borrowings from JPMorgan Chase of $35.1 billion and borrowings of $8.6 billion from other affiliates. These notes payable bear interest based on the federal funds rate or the London Interbank Offered Rate ("LIBOR").

Nonrecourse advances – FRBB of $11.1 billion consists of borrowings to finance the ABCP purchases under FRBB's AMLF program. The borrowings are secured by the ABCP investments.

7. Subordinated Liabilities

The Company has subordinated liabilities with JPMorgan Chase providing for maximum borrowings of $25.1 billion. At December 31, 2008, $14.5 billion was payable under these subordinated borrowing agreements. The subordinated liabilities outstanding at December 31, 2008 mature as follows (dollars in millions):

Year	Amount
2009	$ 300
2010	4,650
2011	1,900
2012	-
2013	6,770
After 2013	910
Total	**$ 14,530**

Of the total facility available and actual amount drawn, $4.5 billion and $3.4 billion, respectively, relate to Clearing Corp. All subordinated liabilities of the Company have been approved by the Financial Industry Regulatory Authority ("FINRA") and, therefore, qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

On July 31, 2008, Bear, Stearns & Co. Inc., Bear, Stearns Securities Corp., Bear Stearns and JPMorgan Chase entered into Assignment and Assumption Agreements pursuant to which all subordinated loan agreements and subordinated loans for Bear, Stearns & Co. Inc. and Bear, Stearns Securities Corp. were assigned by Bear Stearns to JPMorgan Chase.

The borrowings bear interest at a rate based upon LIBOR.

8. Employee Compensation and Benefits

Certain key employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards, including stock options, stock-settled stock appreciation rights ("SARs") and restricted stock units ("RSUs"). Annual incentive compensation awards to employees under these plans are based upon employee performance and JPMorgan Chase's consolidated operating results. The Company's employees also participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase.

Employee Stock-Based Payment Awards

JPMorgan Chase accounts for its employee stock-based payment awards under SFAS No. 123R, *"Share-Based Payment,"* and related interpretations. JPMorgan Chase also adopted the transition election provided by FSP 123(R)-3 "*Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*". The pool of tax benefits calculated under FSP 123(R)-3 was allocated to the Company by JPMorgan Chase based on the percentage of stock compensation expense incurred by the Company in relation to the total.

SFAS 123R requires all share-based payments to employees to be measured at their grant-date fair values. JPMorgan Chase uses the Black-Scholes valuation model to estimate the fair value of stock options and SARs.

In connection with the Bear Stearns merger, Bear Stearns employee stock awards, principally RSUs, capital appreciation plan units and stock options, were exchanged for equivalent JPMorgan Chase awards using the merger exchange ratio of 0.21753. The fair value of these employee stock awards was included in the purchase price since largely all of the awards were fully vested immediately after the merger date under provisions that provided for accelerated vesting upon a change of control of Bear Stearns. However, Bear Stearns vested employee stock options had no impact on the purchase price; since the employee stock options were significantly out of the money at the merger date, the fair value of these awards was equal to zero upon their conversion into JPMorgan Chase options.

JPMorgan Chase Stock Options and SARs
Stock options and SARs are granted with an exercise price equal to the fair value of JPMorgan Chase's common stock on the grant date. JPMorgan Chase typically awards SARs to certain key employees once per year, and it also periodically grants discretionary stock-based payment awards to individual employees, primarily in the form of both employee stock options and SARs. The 2008 and 2007 awards of SARs to key employees vest ratably over five years (i.e., 20 percent per year) and the 2006 and 2005 awards vest one-third after each of years 3, 4 and 5. These awards do not include any full career eligibility provisions and all awards generally expire 10 years after the grant date.

JPMorgan Chase RSUs
RSUs are awarded at no cost to the recipient in connection with its annual incentive grant. RSUs generally vest 50 percent after two years and 50 percent after three years and convert to shares of common stock at the vesting date. In addition, RSUs typically include full career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to employment and other restrictions. All of these awards are subject to forfeiture until the vesting date. An RSU entitles the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

The following table presents grant and forfeiture activity of JPMorgan Chase stock awards to the Company's employees for the year ended December 31, 2008 (in thousands):

	Year Ended December 31, 2008
Options and SARs	
Granted	2,538
Bear Stearns conversion	959
Forfeited	2,122
RSUs	
Granted	27,418
Bear Stearns conversion	1,242
Forfeited	1,913

At December 31, 2008, the number of outstanding options and SARs held by the Company's employees was 29 million, of which 5 million shares were unvested. In addition, 44 million unvested RSUs were held by the Company's employees at December 31, 2008. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries.

For further information about the employee stock awards of JPMorgan Chase and the related accounting, refer to Note 10 of JPMorgan Chase's 2008 Annual Report.

Pension and Other Postretirement Employee Benefits
The Company's employees are eligible to participate in JPMorgan Chase's qualified, noncontributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees are provided postretirement medical benefits through JPMorgan Chase. These medical benefits are contributory, and vary with length of service and date of hire and provide for limits on JPMorgan Chase's share of covered medical benefits. There are no separate plans solely for the employees of the Company.

The JPMorgan Chase domestic pension and other postretirement employee benefit ("OPEB") plans are accounted for in accordance with SFAS No. 87, *"Employers' Accounting for Pensions,"* SFAS No. 88, *"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,"* SFAS No. 158 *"Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R),"* and SFAS No. 106, *"Employers' Accounting for Postretirement Benefits Other Than Pensions."* Assets of the JPMorgan Chase qualified domestic defined benefit pension plan were less than the projected benefit obligation at December 31, 2008.

Consolidated disclosures about the pension and OPEB plans of JPMorgan Chase, including funded status, components of benefit expense and weighted-average actuarial assumptions are included in Note 9 of JPMorgan Chase's 2008 Annual Report.

9. Derivatives

The Company enters into various transactions involving derivatives including financial futures contracts, exchange-traded options, swaps, securities purchased and sold on a delayed settlement basis ("delayed delivery transactions"), as well as mortgage-backed to-be-announced securities ("TBA securities") and securities purchased and sold on a when-issued basis ("when-issued securities") that do not qualify as a regular way security trade. These derivative instruments are held for trading purposes, which include meeting the needs of clients and risk managing proprietary trading activities, and are subject to varying degrees of market and credit risk.

The Company clears all of its futures transactions through affiliated companies, J.P. Morgan Futures Inc. and Clearing Corp. The net variation margin on futures contracts is reflected on the Consolidated Statement of Financial Condition as an asset or liability, as appropriate. Derivatives are recorded at fair value in accordance with SFAS 157.

10. Risk Management

Risk is an inherent part of the Company's business activities and through JPMorgan Chase's risk management framework and governance structure, a variety of risk is managed. The framework and governance structure are intended to provide comprehensive controls and ongoing management of the major risks inherent in its business activities. There are several major risk types identified in the business activities of the Company: market risk, credit risk, liquidity risk, operational risk, legal risk and reputation risk. The Company identifies, measures, monitors/controls and reports risk through various control mechanisms, including dynamically assessing the potential impact of internal and external factors on transactions and positions, developing risk mitigation strategies, and establishing risk management policies and procedures that contain approved limits by customer, product and business.

Market risk is the exposure to an adverse change in the market value of portfolios and financial instruments caused by a change in market prices or rates. Market risk is identified, measured, monitored, and controlled by JPMorgan Chase's Market Risk Management group ("MRM"), a corporate risk governance function independent of the lines of business. MRM is overseen by the Chief Risk Officer. Market risk is controlled primarily through a series of limits, which reflect JPMorgan Chase's risk appetite in the context of the market environment and business strategy.

Credit risk is the risk of loss from obligor or counterparty default. The Company is engaged in various lending and principal transactions with counterparties that include corporations, financial institutions, governments and their agencies, pension funds, mutual funds, and hedge funds. In addition, obligations arise from participation in payment and securities settlement transactions on the Company's behalf. For further discussion on credit risk related to customer activities, please refer to Note 11 below.

Liquidity risk arises from the general funding needs of the Company's activities and in the management of its assets and liabilities. It includes both the risk of being unable to fund the portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. Through JPMorgan Chase and outside relationships, the Company seeks to preserve stable, reliable and cost-effective sources of funding. Procedures are in place to identify, measure, and monitor the Company's liquidity sources and uses, which enable the Company to manage these risks.

Operational risk is the risk of loss resulting from inadequate or failed processes or systems, human factors, or external events. The Company's approach to operational risk management, through JPMorgan Chase, is intended to mitigate such losses by supplementing traditional control-based approaches to operational risk with risk measures, tools and disciplines that are risk-specific,

consistently applied and utilized company-wide. Key themes are transparency of information, escalation of key issues and accountability for issue resolution. This also includes the establishment of systems and procedures to monitor transactions, positions and documentation. These procedures include the segregation of duties in trading, clearing and settlement functions and the preparation of reconciliations to ensure that transactions and accounts are properly supported.

Legal risk is the risk of loss arising from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of the Company's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the offsetting and netting of mutual obligations. Legal risk also encompasses the risk of loss attributable to deficiencies in the documentation of transactions (e.g., trade confirmations) and of regulatory compliance risk, which is the risk of loss due to the Company's violations of, or non-conformance with, laws, rules, regulations and prescribed practices in the normal course of conducting its business and activities. Finally, legal risk encompasses litigation risk, which is the risk of loss resulting from being sued, including legal costs, settlement expenses, adverse judgments and fines.

Attention to reputation has always been a key aspect of the Company's practices. The Company's ability to attract and retain customers and transact with its counterparties could be adversely affected to the extent its reputation is damaged. The failure of the Company to deal, or to appear to fail to deal, with various issues that could give rise to reputation risk could cause harm to the Company and its business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, record-keeping, sales and trading practices, and the proper identification of legal, reputation, operational, credit, liquidity and market risks inherent in its products. The failure to address appropriately these issues could make the Company's clients unwilling to do business with the Company, which could adversely affect the Company's results.

11. Customer Activities

Customer Credit Risks

The Company's activities for both clearing clients and customers, including affiliates, (collectively "customers"), involve the execution, settlement and financing of customers' securities, and securities derivative transactions. Securities derivative transactions principally include futures, swaps, contracts for difference, forwards, options and various structured products. The Company provides the ability for customers to execute and settle securities and securities derivative transactions on listed exchanges, as well as, in the over the counter ("OTC") markets. Securities and securities derivative transactions may be settled on a cash basis or financed on a margin basis. The collateral requirement on a margin loan is established based on either regulatory guidelines or internal risk-based requirements for clients employing enhanced leverage using one or several leverage products offered to customers.

In connection with certain customer activities, the Company executes and settles customer transactions involving the sale of securities and securities derivative transactions short ("short sales"). When a customer sells a security short, the Company may be required to borrow securities to settle a customer short sale transaction and, as such, these transactions may expose the Company to a potential loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal

guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or other collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities lent and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

Concentrations of Credit Risks
The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and may be executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities include clearing transactions for hedge funds, brokers and dealers and other professional traders, including affiliates. Due to the nature of these operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to those customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed automated risk control systems that analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or reduce positions, if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for substantially all of the customer and proprietary securities and futures activities of its affiliates on either a fully disclosed or omnibus basis. Such

activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

12. Related Parties

The Company has significant transactions with JPMorgan Chase and its subsidiaries. Various JPMorgan Chase subsidiaries engage the Company to arrange for the purchase or sale of securities, manage portfolios of securities, market derivative instruments and structure complex transactions.

The Company has significant cash balances on deposit with JPMorgan Chase Bank, N.A. At December 31, 2008, such deposits amounted to $2.3 billion, of which $2.2 billion is included under Cash and securities segregated under federal and other regulations. At December 31, 2008, significant balances with affiliates not disclosed elsewhere in these financial statements include amounts related to resale agreements and securities borrowed of $104.3 billion and repurchase agreements and securities lent of $69.1 billion. Payable to customers and payable to brokers, dealers and clearing organizations include affiliate balances of $4.3 billion and $1.7 billion, respectively. Receivable from customers, Receivable from noncustomer and Receivable from brokers, dealers and clearing organizations include affiliate balances of $286 million, $419 million and $179 million, respectively.

13. Commitments and Contingencies

At December 31, 2008, the Company had commitments to enter into future resale and repurchase agreements totaling $4.1 billion and $11.6 billion, respectively. At December 31, 2008, U.S. government and agency securities with a market value of approximately $392 million were pledged to counterparties as collateral against securities borrowed from these counterparties with a market value of approximately $392 million. Financial instruments sold, not yet purchased represent obligations of the Company to purchase such instruments at a future date. The Company may incur a loss if the market value of the instruments subsequently increases.

In the ordinary course of business, the Company obtains letters of credit which are used in lieu of cash or securities to satisfy various collateral and margin deposit requirements. No such letters of credit were outstanding at December 31, 2008. Securities with a market value of $6.3 billion were used at December 31, 2008, to satisfy margin deposits at clearing and depository organizations.

At December 31, 2008, the fair value of collateral received by the Company that can be sold or repledged totaled $290 billion. Such collateral is generally obtained under resale agreements, securities borrowed transactions and customer margin loans. Out of the collateral received, $265.9 billion has been repledged or sold, generally as collateral under repurchase agreements, securities lending agreements or to cover short sales.

Collateralized committed facilities are conditional lending commitments issued by the Company for securities financings. All of these arrangements mature within one year. The Company does not hold collateral to support these commitments. However, at the start date of the financing, the Company takes possession of the securities as collateral and continues to monitor the market value of the underlying collateral during the term of the transactions, which includes requesting additional collateral from its customers as necessary to minimize exposure. At December 31, 2008, the Company did not have any outstanding commitments.

The following table presents required future minimum rental payments for office space under non-cancelable operating leases that expire after December 31, 2008.

Year ended December 31 (in millions)	
2009	$ 42.6
2010	42.2
2011	39.6
2012	39.3
2013	39.5
After 2013	283.6
Total minimum payments required	**486.8**
Less: Sublease rentals under non-cancelable subleases	(1.4)
Net minimum payment required	**485.4**

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Therefore, if a member becomes unable to satisfy its obligations to the exchange or clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is considered to be remote. Accordingly, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these arrangements.

The Company maintains litigation reserves for certain of its outstanding litigation. In accordance with the provision of SFAS No. 5, *"Accounting for Contingencies"* the Company accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, management believes, in light of all information known to it at December 31, 2008 that the Company's litigation reserves were adequate at such date. Management reviews litigation reserves periodically, and the reserve may be increased or decreased in the future to reflect further litigation developments. The Company believes it has meritorious defenses to claims asserted against it in its currently outstanding litigation and, with respect to such litigation, intends to continue to defend itself vigorously, litigating or settling cases according to management's judgment. For further discussion on certain litigation cases relating to JPMorgan Chase, please refer to JPMorgan Chase's 2008 Annual Report.

14. Net Capital Requirements

J.P. Morgan Securities Inc. is a registered broker-dealer and futures commission merchant and, accordingly, is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule") and Rule 1.17 under the CFTC. J.P. Morgan Securities Inc. is approved by SEC to use Appendix E of the Net Capital Rule which establishes alternative net capital requirements for broker-dealers that are part of entities subject to consolidated supervision at the ultimate holding company level. Appendix E allows J.P. Morgan Securities Inc. to calculate net capital charges for market risk and derivatives-related credit risk based on mathematical models provided that J.P. Morgan Securities Inc. holds tentative net capital in excess of $1 billion and net capital in excess of $500 million. J.P. Morgan Securities Inc. is also subject to the CFTC's minimum financial requirements which require the maintenance of net capital, as defined, equal to 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin

requirements, all as defined in the capital rules of the CFTC. At December 31, 2008, J.P. Morgan Securities Inc.'s net capital of $7.2 billion exceeded the minimum regulatory net capital requirement of $0.6 billion by $6.6 billion. J.P. Morgan Securities Inc.'s net capital computation, as defined, includes $0.8 billion, which is the net capital of Clearing Corp. in excess of 5.5% of aggregate debit items arising from customer transactions.